Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated June 25, 2024, except for the dividend discussed in Note 18 and 21 as to which the date is October 28, 2024 in the Registration Statement on Form F-1, relating to the audit of the consolidated balance sheets of Xinzi and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
March 19, 2025	Certified Public Accountants
PCAOB ID: 1171